[BALTIA AIR LINES - LOGO LETTERHEAD]

December 5, 2013

Mr. David R. Humphrey
Accounting Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Dear Mr. Humphrey:

I have received your letter of November 27,2013. Per your request
I am providing the required company acknowledgements:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
States.

Sincerely,

/s/ Igor Dmitrowsky.

President

JFK lnt'l Airport, Building 151 , Rm. 361 ,
Jamaica, NY 11430 Tel718 244-8880 Fax 718 244-8882